Filed pursuant to Rule 424(b)(3)
Registration No. 333-229465

PROSPECTUS SUPPLEMENT NO. 2

10,000,000 Common Shares

Auris Medical Holding Ltd.

Common Shares

This Prospectus Supplement No. 2 (this “Prospectus Supplement”) amends and supplements our Prospectus dated March 27, 2019 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-229465). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale, from time to time, of up to 10,000,000 common shares of Auris Medical Holding Ltd., a Bermuda company, by the selling shareholder, Lincoln Park Capital Fund, LLC.

This Prospectus Supplement includes information from our Reports on Form 6-K, which were furnished with the Securities and Exchange Commission on April 30, 2019, May 16, 2019, August 15, 2019 and September 4, 2019.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 6, 2019.

Information from the Form 6-K furnished on April 30, 2019

On April 30, 2019, Auris Medical Holding Ltd. (the “Company”) announced that it will effect a 1-for-20 reverse share split of its common shares. The Company anticipates that the reverse share split will be effective upon commencement of trading on the Nasdaq Capital Market on May 1, 2019.

The reverse share split was previously approved by the Company’s Board of Directors in accordance with Bermuda law. The reverse share split will consolidate every 20 common shares into one common share, par value CHF 0.40 per share. As a result of the reverse share split, the number of common shares outstanding will be reduced from 38,095,859, to approximately 1,904,792 common shares, subject to rounding down of all fractional shares to the nearest whole share and the payment to shareholders of cash in lieu of such fractional shares. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of common shares not evenly divisible by the 1-for-20 ratio will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing price of our common shares on the business day immediately preceding the effective date of the reverse share split as reported on the Nasdaq Capital Market by (ii) the number of common shares held by the shareholder that would otherwise have been exchanged for the fractional share interest. No interest will be paid on any cash amount representing fractional shares between the effective date of the reverse share split and the date of payment. In respect to the underlying common shares associated with any derivative securities, such as warrants and options, the conversion and exercise prices and number of common shares issuable generally will be adjusted in accordance with the 1:20 ratio. The number of authorized common shares will be reduced to 10,000,000 common shares, par value CHF 0.40 per share. The number of authorized preference shares of the Company will remain at 20,000,000 shares, and the par value thereof will remain CHF 0.02 per share. No preference shares of the Company are currently issued and outstanding.

The Company’s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), will also act as exchange agent for the reverse share split. The Company understands from AST that all shareholders on AST’s records are book entry holders. As such, book entry shareholders will not need to take any action in the reverse share split process. After the reverse share split takes effect, shareholders that currently hold common shares in book entry form will receive updated statements of holding reflecting their holdings referencing the reverse share split.

The Company intends to treat shareholders holding common shares in “street name” (that is, held through a bank, broker or other nominee) in the same manner as shareholders of record whose common shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common shares in “street name;” however, these banks, brokers or other nominees may apply their own specific procedures for processing the reverse stock split.

The Company’s common shares will begin trading on a split-adjusted basis when the market opens on May 1, 2019. The Company’s common shares will continue to trade on the Nasdaq Capital Market under the symbol “EARS” and under a new CUSIP number, G07025201.

Information from the Form 6-K furnished on May 16, 2019

On May 13, 2019, Auris Medical Holding Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with A.G.P./Alliance Global Partners (“AGP”), relating to the public offering (the “Offering”) of 330,000 of the Company’s common shares, par value CHF 0.40 per share (the “Common Shares”), pre-funded warrants (“Pre-Funded Warrants”) to purchase an aggregate of 1,721,280 Common Shares and common share purchase warrants (“Common Warrants”) to purchase up to an aggregate of 2,051,280 Common Shares. Each Common Share and Pre-Funded Warrant was sold together with a Common Warrant to purchase one Common Share at a combined public offering price of $3.90 per Common Share or $3.89 per Pre-Funded Warrant, as applicable, and accompanying Common Warrant. The Common Shares or Pre-Funded Warrants, as applicable, and the accompanying Common Warrants could only be purchased together in the Offering but were issued separately. The Offering closed on May 15, 2019.

The Company expects the net proceeds from the Offering will be approximately $7.2 million after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company, not including any proceeds that the Company may receive from the exercise of Pre-Funded Warrants or Warrants and not including any exercise of the underwriters’ option to purchase additional securities, described below. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. Such purposes may include research and development expenditures and capital expenditures.

The Pre-Funded Warrants are exercisable immediately at an exercise price of CHF 0.01 per share, may be exercised until they are exercised in full, and may be exercised on a cashless basis in certain circumstances specified therein.

The Common Warrants will be exercisable immediately at an exercise price of CHF 4.34 per share, may be exercised up to five years from the date of issuance and may be exercised on a cashless basis in certain circumstances specified therein.

The exercise price and number of Common Shares issuable upon exercise of the Pre-Funded Warrants and Common Warrants will be subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization or similar transaction, as described in the Pre-Funded Warrants and Common Warrants. The Pre-Funded Warrants and Common Warrants are each being issued pursuant to a respective warrant agent agreement (collectively, the “Warrant Agent Agreements”), each entered into between the Company and American Stock Transfer & Trust Company, LLC.

The Company has granted AGP a 45-day option to purchase up to 307,692 additional Common Shares at a purchase price of $3.89 per share and/or Common Warrants to purchase up to an aggregate of 307,692 Common Shares at a purchase price of $0.01 per Common Warrant, in each case less the underwriting discounts and commissions. On May 13, 2019, AGP exercised this option in part for 110,000 additional Common Shares and Common Warrants to purchase up to an aggregate of 110,000 Common Shares. The Company expects the additional net proceeds from such exercise will be approximately $0.4 million after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company, not including any proceeds that the Company may receive from the exercise of the additional Warrants.

AGP acted as sole book-running manager for the Offering, which was a firm commitment underwritten public offering pursuant to a registration statement on Form F-1 (Registration No. 333-231114) that was declared effective by the Securities and Exchange Commission (the “SEC”) on May 10, 2019 and a related registration statement on Form F-1 (Registration No. 333-231403) filed with the SEC, which became effective immediately upon filing under Rule 462(b) under the Securities Act of 1933, as amended. The Offering was made only by means of a prospectus forming a part of the effective registration statement. The Company paid AGP a commission equal to 7.0% of the gross proceeds of the Offering and certain expenses.

Pursuant to the Underwriting Agreement, the Company agreed, subject to certain exceptions, not to offer, issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares for a period of ninety (90) days following the Offering without the prior written consent of the Underwriter.

Copies of the Underwriting Agreement, Form of Common Warrant, Form of Pre-Funded Warrant, Common Warrant Agent Agreement and Pre-Funded Warrant Agent Agreement are filed as Exhibits 1.1, 4.1, 4.2, 4.3 and 4.4 to the Report on Form 6-K furnished with the SEC on May 16, 2019, respectively, and the description of each such document contained herein is qualified in its entirety by reference to the applicable exhibit, which is incorporated by reference herein.

Information from the Form 6-K furnished on August 15, 2019

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2019 and December 31, 2018 and for the Six Months Ended June 30, 2019 and 2018

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss	4
Condensed Consolidated Interim Statement of Financial Position	5
Condensed Consolidated Interim Statement of Changes in Equity	6
Condensed Consolidated Interim Statement of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2019 and 2018 (in CHF)

		SIX MONTHS ENDED JUNE 30
	Note	2019	2018
Research and development		(1,304,291)	(4,957,621)
General and administrative		(2,803,267)	(2,459,421)
Operating loss		(4,107,558)	(7,417,042)
Interest expense	4	(25,261)	(856,157)
Foreign currency exchange (loss), net		(264,121)	(65,914)
Revaluation gain from derivative financial instruments	4,5	531,245	3,907,958
Transaction costs	5	—	(411,316)
Loss before tax		(3,865,695)	(4,842,471)
Income tax gain	3	261,394	17,453
Net loss attributable to owners of the Company		(3,604,301)	(4,825,018)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		(115,366)	1,085,102
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		6,666	(19,029)
Other comprehensive income/(loss), net of taxes of CHF 0		(108,700)	1,066,073
Total comprehensive loss attributable to owners of the Company		(3,713,001)	(3,758,945)

Basic and diluted loss per share	8	(1.66)	(16.36)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2019 and December 31, 2018 (in CHF)

		JUNE 30,	DECEMBER 31,
	Note	2019	2018
ASSETS
Non-current assets
Property and equipment		19,851	33,895
Intangible assets		5,157,871	3,535,240
Derivative financial instruments		222,068	226,865
Other non-current financial assets		16,001	16,001
Total non-current assets		5,415,791	3,812,001

Current assets
Other receivables		301,304	320,374
Prepayments		224,428	351,283
Cash and cash equivalents		5,791,929	5,393,207
Total current assets		6,317,661	6,064,864

Total assets		11,733,452	9,876,865

EQUITY AND LIABILITIES
Equity
Share capital	5	1,306,892	710,336
Share premium		157,395,055	149,286,723
Foreign currency translation reserve		(37,345)	(44,011)
Accumulated deficit		(149,712,564)	(146,303,398)
Total shareholders' equity attributable to owners of the Company		8,952,038	3,649,650

Non-current liabilities
Derivative financial instruments	4, 5	139,287	675,328
Employee benefits		779,686	648,287
Deferred tax liabilities	3	79,592	340,986
Total non-current liabilities		998,565	1,664,601

Current liabilities
Loan	4	—	1,435,400
Trade and other payables		837,283	1,836,335
Accrued expenses		945,566	1,290,879
Total current liabilities		1,782,849	4,562,614
Total liabilities		2,781,414	6,227,215
Total equity and liabilities		11,733,452	9,876,865

 The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2019 and 2018 (in CHF)

	ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL EQUITY
As of January 1, 2018		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)
Total comprehensive loss
Net loss		—	—	—	(4,825,018)	(4,825,018)
Other comprehensive (loss)/income		—	—	(19,029)	1,085,102	1,066,073
Total comprehensive loss		—	—	(19,029)	(3,739,916)	(3,758,945)
Transactions with owners of the Company
Reorganization of group structure	5	(24,347,208)	24,347,208	—	—	—
Transaction costs	5	—	(341,226)	—	—	(341,226)
Share based payments	7	—	—	—	(84,748)	(84,748)
Capital increase		5,120,000	(2,321,323)	—	—	2,798,677
Balance at June 30, 2018	5	122,348	136,332,887	(52,076)	(139,951,610)	(3,548,451)
As of January 1, 2019		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650
Total comprehensive loss
Net loss		—	—	—	(3,604,301)	(3,604,301)
Other comprehensive income/(loss)		—	—	6,666	(115,366)	(108,700)
Total comprehensive income/(loss)		—	—	6,666	(3,719,667)	(3,713,001)
Transactions with owners of the Company
Transaction costs	5	—	(954,928)	—	—	(954,928)
Share based payments	7	—	—	—	310,501	310,501
Capital increase	5	596,556	9,063,260	—	—	9,659,816
Balance at June 30, 2019	5	1,306,892	157,395,055	(37,345)	(149,712,564)	8,952,038

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2019 and 2018 (in CHF)

	Note	SIX MONTHS ENDED JUNE, 2019	SIX MONTHS ENDED JUNE, 2018

Cash flows from operating activities
Net loss		(3,604,301)	(4,825,018)
Adjustments for:
Depreciation		14,042	46,309
Unrealized foreign currency exchange (gain)/loss, net		(16,562)	151,775
Interest expense		19,087	845,112
Share based payments	7	308,181	(99,772)
Transaction costs		—	411,316
Employee benefits		16,033	113,320
Fair value derivative financial instruments		(531,245)	(3,907,958)
Deferred tax (gain)/loss	3	(261,394)	(17,453)

		(4,056,159)	(7,282,369)

Changes in:
Other receivables		19,070	(124,413)
Prepayments		126,855	172,095
Trade and other payables		(999,052)	1,073,926
Accrued expenses		(345,313)	(1,124,502)
Net cash used in operating activities		(5,254,596)	(7,285,263)

Cash flows from investing activities
Purchase of intangibles		(1,620,312)	(19,638)
Net cash used in / from investing activities		(1,620,312)	(19,638)

Cash flows from financing activities
Proceeds from public offering	5	9,659,815	5,282,425
Transaction costs		(954,928)	(1,004,893)
Repayment of loan	4	(1,463,328)	(7,033,604)
Interests paid		(3,745)	(339,047)
Net cash from financing activities		7,237,814	(3,095,119)

Net increase/(decrease) in cash and cash equivalents		362,906	(10,400,020)
Cash and cash equivalents at beginning of the period		5,393,207	14,973,369
Net effect of currency translation on cash		35,816	(151,578)
Cash and cash equivalents at end of the period		5,791,929	4,421,771

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2019 and December 31, 2018 and for the Six Months Ended June 30, 2019 and 2018 (in CHF)

1. Reporting entity

Auris Medical Holding Ltd. (the “Company” or “Auris Medical (Bermuda)”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, the Company effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the the 2019 Reverse Share Split.

On March 13, 2018, Auris NewCo Holding AG (“Auris NewCo”) merged (the “Merger”) with Auris Medical Holding AG (“Auris OldCo”), a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Merger took place following Auris OldCo shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Auris NewCo changed its name to Auris Medical Holding AG following consummation of the Merger.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to the Company’s common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger, (iii) all references to the Company’s common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.02 per share (pre-2019 Reverse Share Split), and (iv) the Company’s common shares after May 1, 2019 the date of the Reverse share split have a nominal value of CHF 0.40.

These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). These condensed consolidated interim financial statements also include financial information of Auris Medical Holding AG prior to the Redomestication and of Auris OldCo prior to the Merger as discussed in the basis of preparation. The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000
•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000
•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000
•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

The Group is primarily involved in the development of novel products that address important unmet medical needs in neurotology and central nervous system disorders. The Group is primarily focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These projects have gone through two Phase 1 trials and moved into proof-of-concept studies in 2019.

2. Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2018.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2018 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on August 12, 2019.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Considering reorganization / Merger

The 2018 Merger is not a business combination and is accounted for as a reorganization. Therefore, the condensed consolidated interim financial statements of the Company for the comparison period are a continuation of the financial information of Auris OldCo except that the condensed consolidated interim financial statements reflect a reclassification between share capital and share premium in order to reflect the share capital of Auris NewCo.

Redomestication

The Redomestication of the Company from Switzerland to Bermuda is a continuance of its business. Therefore, the condensed consolidated interim financial statements present the operation of Auris Medical Holding AG for the time before the Redomestication and of Auris Medical Holding Ltd for the time following the Redomestication.

2019 Reverse Share Split

The Company effected the 2019 Reverse Share Split of its common shares at a ratio of 1-for-20. No fractional common shares were issued as fractional common shares were settled in cash. Impacted amounts and share information included in the condensed consolidated interim financial statements and notes thereto have been adjusted for the reverse share split as if such reverse share split occurred on the first day of the periods presented. Certain amounts in the notes to the condensed consolidated interim financial statements may be slightly different than previously reported due to rounding of fractional shares as a result of the reverse share split.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2018 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease, with effect from 1 January 2019. The standard stipulates that all leases and the contractual rights and obligations should generally be recognized in the lessee’s Statement of Financial Position, unless the term of the lease is 12 months or less or the lease value is for a low value asset. The Company’s only lease obligation is for 6 months and therefore The Company has decided not to apply the new guidance to leases whose term will end within twelve months of the initial application. In such cases, the leases will be accounted for as short term leases and the lease payments associated with them will be recognized as an expense from short term leases.

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2019 reporting year. The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

Asset Purchase

On May 14, 2019, one of our subsidiaries entered into an agreement to purchase patents related to the use of betahisine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD).

3. Taxation

The Group’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	SIX MONTHS ENDED
	June 30, 2019	June 30, 2018
Deferred income tax expense	—	—
Deferred income tax gain	261,394	17,453
Total income tax (expense)/gain	261,394	17,453

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2019 and 2018 is presented as follows:

	June 30, 2019	June 30, 2018
Deferred Tax liabilities
Intangible assets	(211,233)	(354,116)
Hercules Loan & Warrant	—	(8,377)
Derivative financial asset	(17,388)	(19,759)
Total	(228,621)	(382,252)
Deferred Tax assets
Net operation loss (NOL)	149,029	220,895
Total	149,029	220,895
Deferred Tax, net	(79,592)	(161,357)

4. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. Prior to its payoff in January 2019, the loan matured on January 2, 2020 and bore interest at a minimum rate of 9.55% per annum, and was subject to the variability of the prime interest rate. The loan was secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Hercules Loan and Security Agreement were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Hercules Loan and Security Agreement. The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs. Subsequent to initial recognition, the loan was measured at amortized cost using the effective interest method. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to the Company in exchange for the Company’s payment to Hercules (this resulted in a gain of CHF 3,804 recorded under Revaluation gain from derivative financial instruments)

5. Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2019	2018
As of January 1	1,775,839	2,418,695
Common shares issued for capital increase	1,491,389	640,000
Issuance of Auris NewCo shares	—	305,869
Cancellation for Auris OldCo shares	—	(3,058,695)
Shares outstanding after Merger on March 13, 2018	—	305,869
Total, as of June 30	3,267,228	305,869

All shares have a par value of CHF 0.40 after the 2019 Reverse Share Split (respective CHF 0.02 before the Reverse Share Split) and are fully paid in. As of June 30, 2019, the par value of the 3,267,228 issued shares amounted to CHF 1,306,891.20 (as of June 30, 2018, the nominal value of 305,869 issued shares amounted to CHF 122,347.60).

As of March 13, 2018, following consummation of the Merger, the number of shares were reduced by the ratio of 10 to 1 (resulting in a “reverse share split”). The nominal value per Auris OldCo share compared to Auris NewCo share went from CHF 0.40 to CHF 0.02 (pre-Reverse Share Split). This resulted in a reduction of share capital and in a concurrent increase in share premium, totaling to CHF 24,347,208, presented in the statement of changes in equity in the line reorganization of group structure.

Equity Offerings

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately $7.6 million, after deducting underwriting discounts and other offering expenses payable by us. There is no obligation for the company to repay any of the funds received in case pre-funded warrants will not be exercised.

Related to the May 2019 Registered Offering, the Company had transaction costs amounting to CHF 868,296. The transactions costs of CHF 868,296 were charged to equity for the issuance of the common shares.

On November 30, 2018, the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of $25.0 million. As of August 9, 2019, the Company has sold 129,790 of its common shares for an aggregate offering price of $1.3 million pursuant to the A.G.P. Sales Agreement.

On November 27, 2018 and December 11, 2018, the Company entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by the Company of an aggregate of 165,750 of its common shares for an aggregate purchase price of CHF 1.6 million in two separate registered direct offerings.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40 each, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced to CHF 3.95 following the 2019 May Registered Offering. The net proceeds to the Company from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

Related to the July 2018 Registered Offering, the Company had transaction costs amounting to CHF 851,692. The transactions costs were recorded as CHF 742,833 charged to equity for the issuance of the common shares and CHF 108,809 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

As of June 30, 2019 the fair value of the warrants issued in the July 2018 Registered Offering amounted CHF 44,326. Therefore, the fair value decreased by the total amount of CHF 171,246 in the current year (fair value as of December 31, 2018: CHF 215,572).

On May 2, 2018 the Company entered into a purchase agreement (the “2018 Commitment Purchase Agreement”) and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of August 9, 2019, the Company has issued an aggregate of 117,500 common shares for aggregate proceeds of CHF 1.2 million to LPC under the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaces the 2017 Commitment Purchase Agreement, which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 common shares and prior to its termination, the Company had issued an aggregate of 130,000 common shares for aggregate proceeds of CHF 1.7 million to LPC under the 2017 Commitment Purchase Agreement.

Related to the LPC agreement, the Company had transaction costs amounting to CHF 349,907. The payment of CHF 252,351 in order to give the Company the option to require LPC to purchase common shares was recorded as a derivative financial instrument and classified as a non-current asset, and CHF 97,556 to finance expense in the statement of profit or loss and comprehensive loss.

On January 30, 2018, the Company completed a public offering of 62,499 common shares with a nominal value of CHF 0.40 (pre-2019 Reverse Share Split) each and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,499 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of $100.00 per common share.

Related to the January 2018 Registered Offering, the Company had transaction costs amounting to CHF 654,985. The transaction costs were recorded as CHF 341,226 charged to equity for the issuance of the common shares and CHF 313,760 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

As of June 30, 2019 the fair value of the warrants issued in the January 2018 Registered Offering amounted to CHF 73,237. Therefore, the fair value decreased by the total amount of CHF 216,413 in the current year (fair value as of December 31, 2018: CHF 289,651).

On October 10, 2017 the Company entered into a purchase agreement (the “2017 Commitment Purchase Agreement”) and a Registration Rights Agreement (the “2017 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC. Pursuant to the purchase agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the purchase agreement. On January 23, 2018, the Company issued 300,000 of our common shares to LCP for an aggregate amount of CHF 136,077 under the purchase agreement.

On February 21, 2017, in connection with a public offering of 62,499 common shares, the Company issued 50,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $240 per common share. Additionally, the underwriter was granted a 30-day option to purchase up to 7,500 additional common shares and/or 7,500 additional warrants, of which the underwriter partially exercised its option for 6,750 warrants.

As of June 30, 2019 the fair value of the warrants amounted to CHF 21,723. Therefore, the fair value decreased by the total amount of CHF 144,578 in the current year (fair value as of December 31, 2018: CHF 166,301). Since its initial recognition, the fair value decreased by CHF 5,068,740, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,090,463).

Issue of common shares upon exercise of options

During the six months ended June 30, 2019, no options were exercised.

6. Employee benefits

	SIX MONTHS ENDED
	JUNE 30, 2019	JUNE 30, 2018
Salaries	991,666	1,469,707
Pension costs	73,788	202,756
Share based compensation expense/(gain)	308,181	(99,772)
Other employee costs and social benefits	76,573	213,082
Total employee benefits	1,450,208	1,785,773

7. Share based payments

Share based compensation net loss of CHF 310,500 was recognized for the six months ended June 30, 2019. Share based compensation expense related to employee stock options amounted to CHF 308,181 for the six months ended June 30, 2019 (for the six months ended June 30, 2018 a gain of CHF 84,748).

Share based compensation expense of CHF 2,319 related to the purchase of intangibles was capitalized for the six months ended June 30, 2019. A total of 127,894 options were granted in the six months ended June 30, 2019. The exercise price of the options granted as share base compensation under the Equity Incentive Plan to employees for 126,644 options is US$ 5.75 per share and the exercise price for the 1,250 options granted in connection with the purchase of the intangible is $3.68. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2018.

8. Loss per share

	SIX MONTHS ENDED
	June 30, 2019	June 30, 2018
Loss attributable to owners of the Company	(3,604,301)	(4,825,018)
Weighted average number of shares outstanding*	2,173,307	294,914
Basic and diluted loss per share	(1.66)	(16.36)

* The basic and diluted loss per share for the period ended June 30, 2018 is revised to reflect the reverse-split ratio of 1 for 10 following the Merger on March 13, 2018. In addition, basic and diluted loss per share for the period ended June 30, 2019 and 2018 have been adjusted for the 2019 Reverse Share Split on May 1, 2019 with a ratio of 1 for 20.

For the six months ended June 30, 2019 and June 30, 2018 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of August 9, 2019, the Company had 176,283 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2019 and June 30, 2019 was 68,890 (14,023 for the period between January 1, 2018 and June 30, 2018).

9. Events after the Reporting Period

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2019 and 2018 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references in this report to “Auris Medical Holding Ltd.” or “Auris,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) Auris Medical Holding AG (formerly Auris Medical AG), or Auris Medical (Switzerland), together with its subsidiaries, prior to our corporate reorganization by way of the Merger (as defined below) on March 13, 2018 (i.e. to the transferring entity), (ii) to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity) and prior to the Redomestication (as defined below) and (iii) to Auris Medical Holding Ltd., a Bermuda company, or Auris Medical (Bermuda), the successor issuer to Auris Medical (Switzerland) under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the effective time of the Redomestication, which occurred on March 18, 2019. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

Auris Medical Holding Ltd. is an exempted company incorporated under the laws of Bermuda. We began our operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, we discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, we effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of our issued and outstanding common shares. All per share amounts and numbers of common shares in this report reflect the 2019 Reverse Share Split.

On March 13, 2018, Auris NewCo Holding AG (“Auris NewCo”) merged (the “Merger”) with Auris Medical Holding AG (“Auris OldCo”), a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Merger took place following Auris OldCo shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Auris NewCo changed its name to Auris Medical Holding AG following consummation of the Merger.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to the our common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger (iii) all references to our common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.40 per share) and (iv) the Company’s common shares after May 1, 2019 the date of the Reverse share split have a nominal value of CHF 0.40.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 9, 2019.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products that address important unmet medical needs in neurotology and central nervous system disorders. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These programs have gone through two Phase 1 trials and moved into proof-of-concept studies in 2019. In addition, we have two Phase 3 programs under development: (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. Sonsuvi® has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA.

Recent Developments

Redomestication

On March 18, 2019, we changed our jurisdiction of incorporation from Switzerland to Bermuda. We discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act, continued our existence under the Companies Act as an exempted company incorporated in Bermuda. We changed our name from “Auris Medical Holding AG” to “Auris Medical Holding Ltd.” in connection with the Redomestication. Our common shares continued to trade on the Nasdaq Capital Market after the Redomestication under the symbol “EARS.”

2019 Reverse Share Split

On April 30, 2019, we announced a reverse share split (the “2019 Reverse Share Split”) of our common shares at a ratio of one-for-twenty. The 2019 Reverse Share Split took effect at 12:01 a.m. (Eastern Time) on May 1, 2019, and our common shares began to trade on a post-split basis at the market open on May 1, 2019. When the reverse share split became effective, every 20 of our pre-split issued and outstanding common shares, par value 0.02 per share, were combined into one common share, par value CHF 0.40 per share. Effecting the 2019 Reverse Share Split reduced the number of our issued and outstanding common shares from 38,095,859 common shares to 1,904,789 common shares. It also simultaneously adjusted outstanding options issued under our equity incentive plan and outstanding warrants to purchase common shares. All per share amounts and numbers of common shares in this management’s discussion and analysis reflect the 2019 Reverse Share Split.

AM-125 Phase 2 Trial in acute vertigo (“TRAVERS”)

On July 30, 2019, we announced that the first patient had been randomized in the TRAVERS trial. The TRAVERS trial will enroll 138 patients that suffer from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. In Part A of the TRAVERS trial, five ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 50 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Based on an interim analysis, which is expected for the fourth quarter 2019 or the first quarter 2020, two doses will be selected and tested in an estimated 72 patients in Part B.

AM-201 Phase 1b Proof-Of-Concept Trial in Antipsychotic-Induced Weight Gain

On July 3, 2019, we announced completion of enrollment in our Phase 1b proof-of-concept trial of AM-201, our investigational drug for the prevention of antipsychotic-induced weight gain and somnolence. The Phase 1b trial with AM-201 is being conducted at one site in Europe. The trial enrolled in total 50 healthy volunteers who received either AM-201 or placebo concomitantly with the antipsychotic drug olanzapine over four weeks. The study is testing five different doses of AM-201 under a dose escalation protocol. The primary efficacy outcome for the study will be the reduction in weight gain and the secondary outcome will be the reduction in somnolence.  We expect top-line results from this trial in the coming months. Based on the positive safety signals observed so far, we may subsequently test still higher doses through a trial extension.

Defining Development Plan and Regulatory Pathway for AM-101

On April 25, 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for our late-stage Keyzilen® (AM-101) program. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. It will incorporate learnings from the four late-stage trials, TACTT2, TACTT3, AMPACT1 and AMPACT2, notably with regard to the collection of patient reported outcomes and certain elements of study conduct. In addition, it will explore the use of a novel method for objective tinnitus diagnosis and measurement. We have solicited advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure. We aim to implement the further development of Keyzilen® as well as our early-stage tinnitus programs with non-dilutive funding. Funding options which are under consideration include: strategic partnering, special purpose vehicle financing, grant funding or a combination thereof.

Nasdaq Listing Requirements

On July 31, 2018, we received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying us that our minimum bid price per share of our common shares was below $1.00 for a period of 30 consecutive business days as required by Nasdaq’s continued listing requirements. On February 6, 2019, we received a letter from Nasdaq stating that due to our continued non-compliance with the minimum $1.00 bid price requirement, our common shares were subject to delisting unless we timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”). We timely requested such hearing on February 8, 2019, which request has stayed any delisting or suspension action by Nasdaq pending the hearing and the expiration of any additional extension period granted following the hearing. On April 15, 2019, we announced that the Panel granted the Company’s request for the continued listing of the Company’s securities on Nasdaq and that the Company’s continued listing on Nasdaq was subject to the Company evidencing compliance with the minimum $1.00 bid price requirement on or before August 5, 2019. On May 23, 2019, we announced that we have regained compliance with the Nasdaq minimum $1.00 bid price requirement following the 2019 Reverse Share Split. Nasdaq has closed the matter.

Amendment of Hercules Loan and Security Agreement

On January 31, 2019, we made the final payment to Hercules Capital, Inc. (“Hercules”) under our Loan and Security Agreement with Hercules, dated July 19, 2016 (the “Loan and Security Agreement”), comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to us in exchange for our payment to Hercules.

Capital Increase

On May 15, 2019, we closed our registered offering of 440,000 common shares, pre-funded warrants to purchase 1,721,280 common shares and warrants to purchase 2,161,280 common shares. We refer to such offering of common shares as the “May 2019 Registered Offering.”

As of August 9, 2019, our outstanding and issued fully paid-in share capital consisted of CHF 1,321,054, divided into 3,302,634 common shares with a par value of CHF 0.40 each and no preferred shares.

Asset Purchase

On May 14, 2019, one of our subsidiaries entered into an agreement to purchase patents related to the use of betahisine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD).

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	AM-125 for Vertigo. The TRAVERS trial will enroll 138 patients that suffer from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. In Part A of the TRAVERS trial, five ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 50 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Based on an interim analysis, which is expected for the fourth quarter 2019, two doses will be selected and tested in an estimated 72 patients in Part B. Enrollment for the trial started in late July 2019, and top-line data are expected for the fourth quarter 2019 or first quarter 2020.

•	AM-201 for Antipsychotic-Induced Weight Gain. The Phase 1b proof-of-concept trial with AM-201 is being conducted at one site in Europe. In June 2019 the trial completed enrollment of a total of 50 healthy volunteers. They received either AM-201 or placebo concomitantly with the antipsychotic drug olanzapine over four weeks. The study is testing five different doses of AM-201 under a dose escalation protocol. The primary efficacy outcome for the study will be the reduction in weight gain and the secondary outcome will be the reduction in somnolence. We expect top-line results from this trial in the coming months. Based on the positive safety signals observed so far, we may subsequently test still higher doses through a trial extension.

•	Sonsuvi® (AM-111) for Acute Inner Ear Hearing Loss. Following the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. Following this feedback, we have mandated a transaction advisory firm to identify potential partners for the SONSUVI® development program and provide support for partnering discussions and negotiations. For 2019, we expect our research and development expenses in connection with the Sonsuvi® program to be lower than in 2019, reflecting the completion of the Phase 3 trials.

•	Keyzilen® (AM-101). Following the results from the TACTT3 trial, we have completed the design of a pivotal Phase 2/3 trial for our late-stage Keyzilen® program. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. It will incorporate learnings from the four late-stage trials, TACTT2, TACTT3, AMPACT1 and AMPACT2, notably with regard to the collection of patient reported outcomes and certain elements of study conduct. In addition, it will explore the use of a novel method for objective tinnitus diagnosis and measurement. We have solicited advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure. We aim to implement the further development of Keyzilen® as well as its early-stage tinnitus programs with non-dilutive funding. Funding options which are under consideration include: strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. Pending such funding, we expect our research and development expenses in connection with the Keyzilen® program to remain minimal.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for synthesis of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results— Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2019 and 2018. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the six months ended June 30, 2019 and 2018:

	Six months ended
	2019	2018	Change
	(in thousands of CHF)%
Research and development	(1,304)	(4,958)	(74%)
General and administrative	(2,803)	(2,459)	14%
Operating loss	(4,107)	(7,417)	(45%)
Interest expense	(25)	(856)	(97%)
Foreign currency exchange (loss), net	(264)	(66)	301%
Revaluation gain from derivative financial instruments	531	3,908	(86%)
Transaction costs	—	(411)	n/a
Loss before tax	(3,865)	(4,842)	(20%)
Income tax (loss)/gain	261	17	1,398%
Net loss attributable to owners of the Company	(3,604)	(4,825)	(25%)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	(116)	1,085	(111%)
Items that are or may be reclassified to profit and loss
Foreign currency translation differences	7	(19)	(135%)
Other comprehensive gain/(loss)	(109)	1,066	(110%)
Total comprehensive loss attributable to owners of the company	(3,713)	(3,759)	(1%)

Research and development expense

	Six months ended June
	2019	2018	Change
	(in thousands of CHF)%
Clinical projects	(303)	(1,988)	(85%)
Pre-clinical projects	(137)	(318)	(57%)
Drug manufacturing and substance	(38)	(1,103)	(97%)
Employee benefits	(671)	(1,038)	(35%)
Other research and development expenses	(155)	(511)	(70%)
Total	(1,304)	(4,958)	(74%)

Research and development expenses amounted to CHF 1.3 million in the six months ended June 30, 2019. This represents a decrease of about CHF 3.7 million from research and development expenses of CHF 5.0 million for the six months ended June 30, 2018. Research and development expenses reflected the following:

•	Capitalization of internal costs for AM-125. In the six months ended June 30, 2019, we capitalized direct costs related to our AM-125 program for a total amount of CHF 1.6 million.

•	Clinical projects. In the six months ended June 30, 2019 clinical expenses were lower than in the six months ended June 30, 2018 by CHF 1.7 million due to lower service and milestone costs for our Keyzilen® and AM-111 studies, mainly reflecting the completion of our late-stage clinical trials and the capitalization of direct cost for AM-125

•	Pre-clinical projects. In the six months ended June 30, 2019, pre-clinical expenses decreased by CHF 0.2 million compared to the six months ended June 30, 2018, and related primarily to expenses in our AM-125 program.

•	Drug manufacture and substance. In the six months ended June 30, 2019, drug manufacture and substance related costs decreased by CHF 1.1 million compared to the six months ended June 30, 2018, due to lower AM-111 project activities and the capitalization of direct costs in our AM-125 program.
•	Employee benefits. Employee expenses decreased by CHF 0.4 million in the six months ended June 30, 2019 compared to the same period in 2018 primarily due to a reduction in headcount.

•	Other research and development expenses. Other research and development expenses decreased by CHF 0.4 million in the six months ended June 30, 2019 compared to the same period in 2018 primarily due to a decrease in intellectual property related activities.

General and administrative expense

	Six months ended June
	2019	2018	Change
	(in thousands of CHF)%
Employee benefits	(780)	(748)	4%
Lease expenses	(13)	(36)	(63%)
Business development	(97)	(9)	973%
Travel and representation	(103)	(25)	313%
Administration costs	(1,796)	(1,609)	12%
Depreciation tangible assets	(6)	(30)	(79%)
Capital tax expenses	(8)	(2)	318%
Total	(2,803)	(2,459)	14%

General and administrative expense amounted to CHF 2.8 million in the six months ended June 30, 2019 compared to CHF 2.5 million in the same period in the previous year. Administration costs were higher mainly due to consultancy costs related to the Redomestication.

Interest expense

Interest expense decreased in the six months ended June 30, 2019 compared to the same prior year period by CHF 1.0 million. The decrease relates to a reduction in the outstanding balance of the loan under the Loan and Security Agreement, as we fully repaid the loan facility on January 31, 2019.

Foreign currency exchange gain / (loss), net

For the six months ended June 30, 2019, foreign currency exchange resulted in a loss of CHF 0.3 million, compared to a loss of CHF 0.1 million during the same period in the previous year, due to the impact of the appreciation of the US$ currency and the increased US$ cash and cash equivalents held by the Company.

Revaluation gain / (loss) from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, we issued Hercules a warrant to purchase up to 1,205 of the Company’s common shares at an exercise price of US$ 788.00 per share. As of March 13, 2018 following the consummation of the Merger, the warrant was exercisable for 783 common shares at an exercise price of $788.00 per common share. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to the Company in exchange for the Company’s payment to Hercules. This resulted in a gain of CHF 3,804 recorded under Revaluation gain from derivative financial instruments, which is a decrease of CHF 17,901 when comparing to the same period in 2018.

On February 21, 2017 we issued 50,000 warrants in connection with the January 2018 Registered Offering, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of US$ 240.00 per common share. Additionally, the underwriter was granted a 30-day option to purchase up to 7,500 additional common shares and/or 7,500 additional warrants, of which the underwriter partially exercised its option for 6,750 warrants. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 39,725 of our common shares, at an exercise price of $240.00 per common share. As of June 30, 2019, the fair value of the warrants amounted to CHF 21,723. The revaluation gain of the derivative for the six months ended June 30, 2019 amounted to CHF 144,578, which is a decrease of CHF 1,572,069 when comparing to the same period in 2018.

On January 30, 2018 we issued 37,499 warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $100.00 per common share. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 37,499 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $100.00 per common share. As of June 30, 2019 the fair value of the warrants amounted CHF 73,237. The revaluation gain of the derivative for the six months ended June 30, 2019 amounted to CHF 216,413, which is a decrease of CHF 1,953,193 when comparing to the same period in 2018.

On July 17, 2018 we issued 314,103 Series A warrants and 224,359 Series B warrants in connection with the July 2018 Registered Offering of 897,436 common shares, each warrant entitling its holder to purchase one common share at an exercise price of CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced to CHF 3.95 following the 2019 May Registered Offering. As of June 30, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value of the warrants amounted CHF 44,326. The revaluation gain of the derivative for the six months ended June 30, 2019 amounted to CHF 171,246, which is an increase of CHF 171,246 when comparing to the same period in 2018.

On May 15, 2019, we issued 1,721,280 pre-funded warrants and 2,161,280 warrants in connection with the May 2019 Registered Offering of 440,000 common shares, with each pre-funded warrant entitling its holder to purchase one common share at an exercise price of CHF 0.01 and each warrant entitling its holder to purchase one common share at an exercise price of CHF 4.34.

Transaction costs

There were no transaction costs recorded in the six months ended June 30, 2019 compared to CHF 0.4 million in the previous period, which were related to due to the July 2018 Registered Offering and the LPC agreements.

Cash flows

Comparison of the six months ended June 30, 2019 and 2018

The table below summarizes our cash flows for the six months ended June 30, 2019 and 2018:

	Six months ended
	2019	2018
	(in thousands of CHF)
Cash used in operating activities	(5,255)	(7,285)
Net cash used in investing activities	(1,620)	(20)
Net cash from financing activities	7,238	(3,095)
Net effect of currency translation on cash	36	(152)
Cash and cash equivalents at beginning of the period	5,393	14,973
Cash and cash equivalents at end of the period	5,792	4,422

Cash and funding sources

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately $7.6 million, after deducting underwriting discounts and other offering expenses payable by us.

On November 30, 2018, the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”).. Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of $25.0 million. As of August 9, 2019, the Company has sold 129,791 of its common shares for an aggregate offering price of $1.3 million pursuant to the A.G.P. Sales Agreement.

On November 27, 2018 and December 11, 2018, the Company entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by the Company of an aggregate of 165,750 of its common shares for an aggregate purchase price of CHF 1.6 million in two separate registered direct offerings.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40 each, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced to CHF 3.95 following the 2019 May Registered Offering. The net proceeds to us from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

On May 2, 2018 the Company entered into a purchase agreement (the “2018 Commitment Purchase Agreement”) and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of August 9, 2019, the Company has issued an aggregate of 117,500 common shares for aggregate proceeds of $1.2 million to LPC under the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaces the 2017 Commitment Purchase Agreement, which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 common shares and prior to its termination, the Company had issued an aggregate of 130,000 common shares for aggregate proceeds of CHF 1.7 million to LPC under the 2017 Commitment Purchase Agreement.

On January 30, 2018, the Company completed a public offering of 62,499 common shares with a nominal value of CHF 0.40 each and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,499 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of $100.00 per common share.

On October 10, 2017 the Company entered into a purchase agreement (the “2017 Commitment Purchase Agreement”) and a registration rights agreement (the “2017 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC. Pursuant to the purchase agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the purchase agreement. On January 23, 2018, the Company issued 300,000 of our common shares to LCP for an aggregate amount of CHF 136,077 under the purchase agreement.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect that our operating expenses for 2019 will be in the range of CHF 10.0 to CHF 13.0 million and that the existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2019. In addition, we anticipate that the issuance of our common shares under the 2018 Commitment Purchase Agreement and the A.G.P. Sales Agreement will enable the Company to further fund its operations and capital requirements. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
•	the number and characteristics of product candidates that we pursue;
•	the cost, timing, and outcomes of regulatory approvals;
•	the cost and timing of establishing sales, marketing, and distribution capabilities; and
•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to continue our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. If we receive regulatory approval for any of our product candidates, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. We may also seek to refinance out outstanding indebtedness.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of June 30, 2019:

	Payments Due by Period
	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5	Years Total
	(in thousands of CHF)
Lease obligations (1)	20	—	—	20
Long-term debt obligations (2)	—	—	—	—
Derivative Financial Instruments (3)	—	66	73	139
Total	20	66	73	159
(1)	Lease obligations consist of payments pursuant to operating lease agreements relating to leases of our office space and are not accounted for on the balance sheet. The lease term is indefinite and can be terminated with a six month notice period.

(2)	Long-term debt obligations consist of amortization payments and the end of term fee due under the Loan and Security Agreement converted to CHF at an exchange rate of CHF 0.9847 to US$1.00. Prior to its payoff in January 2019, the secured term loan under the Loan and Security Agreement has a maturity date of January 2, 2020, with an interest-only period through July 1, 2017, and amortized payments of principal and interest thereafter in equal monthly instalments until the maturity date. The loan bore interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. Interest payments are not included in the table presented above.
(3)	Derivative Financial instruments relate to the warrants issued in the public offering in February 2017, direct placement in January 2018 and the July 2018 Registered Offering.

Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by- indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by- product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Under the terms of the asset purchase agreement with Otifex Therapeutics Pty Ltd, we are obliged to make a development milestone payment of $200,000 subject to reaching certain development outcomes.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

The Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease, with effect from 1 January 2019. The standard stipulates that all leases and the contractual rights and obligations should generally be recognized in the lessee’s Statement of Financial Position, unless the term of the lease is 12 months or less or the lease value is for a low value asset.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company”. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply until August 2019 or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

●	our operation as a development-stage company with limited operating history and a history of operating losses;

●	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;

●	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;

●	our dependence on the success of AM-125, AM-201, Keyzilen® (AM-101) and Sonsuvi® (AM-111), which are still in clinical development, may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

●	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

●	if our product candidates obtain regulatory approval, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

●	the chance that we do not obtain orphan drug exclusivity for Sonsuvi®, which would allow our competitors to sell products that treat the same conditions;

●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

●	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Information from the Form 6-K furnished on September 4, 2019

On September 4, 2019, Auris Medical Holding Ltd. (the “Company”) announced the appointment of Elmar Schärli, CPA, as Chief Financial Officer, effective November 1, 2019. Mr. Schärli will succeed Hernan Levett, who is resigning from his position as Chief Financial Officer of the Company, effective October 31, 2019. Mr. Schärli has almost 30 years of both private and public company finance and accounting experience in the biotech and medtech industry. In 2003, he founded ante treuhand ag, a Swiss fiduciary company supporting companies primarily in health care and technology, and has since served as its CEO.